Rogelio Monzon III

SUMMARY

Chief Financial Officer with experience helping hospitals and clinics restructure, expand and grow. Multi-faceted, operationally hands-on proven leader, with extensive experience in establishing strategies for optimized internal operations, financial return and developing external partnerships.

EDUCATION / CERTIFICATION

W. P. Carey School of Business at Arizona State University, Tempe, AZ   2012
Master of Business Administration

Arizona State University, Tempe, AZ   2005
Bachelor of Arts, Political Science, Economics, Certificate in American Public Policy

HFMA, Certified Healthcare Financial Professional   In Process

PROFESSIONAL QUALIFICATIONS

- Financial Modeling and Forecasting
- Strategic Planning
- Team Leadership

- Quantitative Analysis
- Financial Accounting
- Staff development

- Operations Management
- Project Management
- Cost Analysis

PROFESSIONAL EXPERIENCE

Artesano Rum Corporation
Destileria Cruz, Corporation, Jayuya, PR   2016-Present
Chief Financial Officer
- Developing rum brands as a small handcrafted distiller
- Oversee all accounting and accounts payable staff and consultants
- Manage relationships with various partners, vendors, consultants and investors

Genesis Medical Management, Phoenix, AZ   2016-Present
Chief Financial Officer
- As a part of small executive team, manage over 400 employees in California and Arizona in a few growing healthcare organizations.
- Manage revenue cycle, accounting and operational teams across 14 clinics, 5 Outpatient Treatment Centers and 3 surgical centers.
- Oversaw capital raise of over $2 million for expansion of 3 new clinics, within a 9 month period.
- Reorganized a closed clinic with $150k+ of unpaid AP into a successful clinic generating over $300k in annual profits within a 3 year period
- Successful expansion into new service lines generating 100%+ annual returns over prior operations
- Navigated challenging out of network billing while maintaining strong billing cycle performance
- Developed/Re-developed over 500,000 square feet of healthcare facilities

Good Samaritan Hospital, Bakersfield, CA   2013- 2019
Chief Financial Officer
- Managed the revenue cycle and financial operations of a 64-bed Medical/Surgical hospital and a 90-bed Psychiatric hospital with several outpatient clinics including Accounting/Finance, Procurement, IT, Utilization Review, Billing/Collections and Health Information Management
- Developed and implemented short and long term strategic plans as a member of the executive management team;

facilitating strategic plans, business prioritization and resource allocation including rebranding of a psychiatric hospital, refinancing $9 million of debt and attaining a $1.5 million LOC for improved cash flows, improved patient care and compliance oversight methodologies

- Ensured the financial performance with Net Revenues of over $25 million, improved revenue cycle process by decreasing discharge to billing days from 21 to 4, decreasing denial rate from 6.9% to 2.4% and reducing length of stay from 5.9 to 4.3 days; effectively decreasing Accounts Receivable days and improving Net Revenue
- Managed the sell side of psychiatric facility to national corporate organization closing an 11 times multiple of EBITDA sale on behalf of hospital ownership
- Oversaw and completed due diligence on both internal service line expansion and external clinical investments preparing IRR analysis for the executive team
- Directed and managed preparation of internal financial reporting, A/R management, and internal controls
- Oversaw preparation of monthly financial statements and monthly financial analysis; while managing accounts payable, payroll and other governmental regulatory reporting
- Created and managed capital expenditure and operating budgets for both hospitals
- Directed project teams in searching, negotiating and implementing Financial/EHR software
- Collaborated with and provided guidance to department managers to ensure efficiency and effectiveness in department operations, ensuring financial stability of organization
- Assisted in designing and implementing various department and manager's performance measurements
- Successfully lead team through CMS Cost Report Audits, and CMS HITECH Meaningful Use audit; while also continuously reviewing and successfully appealing CMS RAC Audits

COMMUNITY INVOLVEMENT

Valley Leadership – Class 41	2019-2020
Sigma Lambda Beta International Fraternity, Inc **Executive Board of Directors**	2012-2016
National Society of Hispanic MBAs **Member**	2011-2015
Hispanic Chamber of Commerce **Member**	2008-2018

AWARDS AND RECOGNITION

California State Senate Resolution Commendation California State Senate – Honorable Senator Andy Vidak	2018
Gratitude Award Good Samaritan Hospital	2013
Alumni Recognition Sigma Lambda Beta – Arizona Alumni Network	2013
Hall of Fame Inductee Sigma Lambda Beta – Chi Beta Chapter at Arizona State University	2012